Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 2)


                        The Emerging Germany Fund Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290913102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 3, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  290913102                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  1,403,150
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          1,403,150
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  1,403,150
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              10.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  290913102                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  659,000
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      659,000
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  659,000
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                              4.7%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 2, amends and supplements information in Item 4 and
Item 7.


ITEM 4.           PURPOSE OF TRANSACTION

On August 3, 1998, Ronald G. Olin, a control person associated with the reporting persons and also an individual shareholder of the issuer, sent a letter to the Board of the Issuer requesting a second meeting with a Committee of the Board. The purpose of such a meeting would be to find solutions which would "reduce the Fund's discount and improve the Fund's market performance in a way that satisfies the majority of the Fund's shareholders" and "allow the Fund to end expensive and unnecessary litigation, while also permitting the Fund to hold its annual meeting as required." The letter suggested to the Board that it solicit the input of other large institutional shareholders (Bankgesellshaft Berlin, Lazard Freres, and Fidelity), who, together with the reporting persons, represent 50% of the issuer's shares. (There has been no prior discussion between the reporting persons and any other shareholders concerning the possibility of such communications with the Board).

The letter attributed problems facing the fund to the absence of effective, two-way communication between the Board and its shareholders and indicated that such problems have been heightened by the Fund's failure to hold its annual meeting
A copy of the letter sent by Mr. Olin is attached as an exhibit to this filing.

There can be no assurance that the Board will agree to any such meeting or participate in any discussions which will result in resolving any of these issues.

There has been no change in the plans and intentions of the reporting persons. In particular, there can be no assurance that the reporting persons will continue as shareholders of the issuer, or will either increase or decrease the number of shares that they control.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

	    The letter sent to the issuer by Mr. Olin on August 3, 1998, which precipitates this amendment, is attached as Exhibit 3.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary









				EXHIBIT 3


                         DEEP DISCOUNT ADVISORS INC.
          Enhanced Performance through Closed-End Fund Investments
           One West Pack Square, Suite 777, Asheville, NC  28801
          828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Robert J. Goldstein, Secretary Ph: 415-954-5409 Fax: 415-954-5420 The Board of Directors, The Emerging Germany Fund, Inc.
Dresdner RCM Global Investors LLC
Four Embarcadero Center
San Francisco, California 94111

 (via both Fax and Federal Express)				August 3, 1998

To the Board of Directors of The Emerging Germany Fund:

As you are aware, my clients and I currently own about 15% of the Emerging Germany Fund. I was pleased to meet with a committee of the Fund's Board of Directors on July 21, 1998. I believe that the Board members in attendance would join me in characterizing that meeting as a productive and useful exchange of ideas and opinions. The independent directors with whom I met, Bob Birnbaum, Ted Coburn and Al Fiore, impressed me with their knowledge and financial savvy. More generally, I believe the meeting was very useful in promoting an understanding and mutual respect for the different ideas and opinions about what is best for the Fund and its shareholders.

I believe it is now possible and appropriate to move the situation forward. In particular, I am hopeful that solutions can be found to reduce the Fund's discount and improve the Fund's market performance in a way that satisfies the majority of the Fund's shareholders. In addition, I believe equitable solutions exist which would allow the Fund to end expensive and unnecessary litigation, while also permitting the Fund to hold its annual meeting as required.

The best business solutions would likely come from continued dialogue between the Fund and its shareholders. In this regard, the Fund is in the unusual situation of having over 50% of its outstanding shares being controlled by just four institutions: Lazard Freres, Bankgesellschaft Berlin, Fidelity and Deep Discount Advisors. I believe that if the Fund's board would solicit the input of these shareholders, either individually or as a group, appropriate business resolution could be obtained.

Please understand that I have not communicated with these other large shareholders, or any other shareholders, about my suggestion for a further meeting or the possibility of direct communications with the Fund. I do not know how they would respond to such an approach, nor do I know if they would even be receptive to this type of request. It is, however, my view that the problems facing this Fund are, in large part, the result of an absence of effective, two-way communication between the Board and its shareholders. The absence of effective communication is heightened by the fact that there has been a considerable change in the Fund's shareholders over the last year, and that the Fund has not had a shareholder meeting for well over one year.

I would like to have another meeting with a committee of the Board, to discuss these issues as well as how to resolve the current litigation before the Fund and/or its shareholders. If you believe it helpful, I would be happy to have representatives of any of the other large shareholders and/or vocal shareholders with strong constituencies and litigation interests present as well. I will be in New York on August 14, 1998, and am available for a meeting at that time. Alternatively, I will make myself available at any other mutually convenient time to consider these issues.

Finally, I want to again emphasize the importance of moving quickly. As you know, it has been more than 15 months since the Fund's last annual meeting. In addition, the ongoing litigation and disputes between the Fund and its shareholders have, in my view, harmed the Fund in the view of investors and the market. Accordingly, it is my sincere hope that we can reach a resolution which satisfies everyone in the next few weeks.

I thank you in advance for your kind consideration of my request for a further meeting with a Committee of the Board.


Very truly yours,



Ronald G. Olin
President, Deep Discount Advisors